Exhibit 99.1

4Front Announces Third Quarter 2019 Financial Results

The company will hold a conference call with management on Monday, December 2

VANCOUVER and PHOENIX, AZ, Nov. 29, 2019 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company"), an operator of strategically aligned cannabis-related businesses, including cultivation, production and retail operations, today released its unaudited financial results for the quarter ended September 30, 2019 ("Q3 2019").

The Company's Q3 2019 financial statements are the first to consolidate results from 4Front Holdings LLC ("4Front Holdings") and Cannex Capital Holdings, Inc. ("Cannex"), which completed a merger on July 31, 2019. Q3 2019 includes Cannex operations from July 31, 2019, through September 30, 2019.

All dollar amounts herein are references to U.S. dollars.

Q3 2019 Financial Results Highlights

  As previously reported, Systemwide Pro Forma Revenue*, a non-IFRS measure, of $16,902,029, an increase of more than 20% over the previous quarter's $14,058,442
  As previously reported, IFRS Revenue of $7,517,621
  Adjusted EBITDA*, a non-IFRS measure, was a loss of $4,610,917
  Net Income was a loss of $6,864,420**
  The Company ended the quarter with $12.4 million of cash and anticipates ending November with approximately $13 million in available cash and undrawn loan commitments.

(*Please see Note Regarding Non-IFRS Measures, Reconciliation, and Discussion below.)
(**Please see the Financial Statement section below, and the Company's Q3 2019 Unaudited Condensed Interim Financial Statements and Management Discussion and Analysis, available under the Company's SEDAR profile at www.sedar.com, for more information.)

"These reported results reflect the initial consolidation of 4Front and Cannex operations and I'm proud of our collective teams' efforts to support the integration of our two organizations and navigate the inherent changes that come with mergers. I couldn't be more pleased with how the team has come together and has us prepared to capitalize on the opportunities in our dynamic industry," said Josh Rosen, CEO of 4Front. "We have been, and intend to continue to be, aggressive, but prudent. As our President, Kris Krane, and I have noted in the past, our perspective is that we view the industry more like the game of Risk rather than Monopoly. In this capital markets environment, this means an even greater emphasis on strategic capital allocation, tighter spending controls, and prioritization of projects. We're built for this."

Q3 Operational Milestones and Updates

  The integration of 4Front and Cannex is complete. Operational leadership and accountability have been streamlined across all three business divisions—Brightleaf, Mission, and Pure Ratios—positioning the Company to support the anticipated acceleration of growth in 2020
  Brightleaf, 4Front's cultivation and production division, introduced the first set of Cannex brands into the Massachusetts market
  First harvest in Brightleaf's Worcester, Mass., cultivation facility post-Cannex merger
  Mission opened a dispensary in Catonsville, Maryland, the fourth Mission dispensary in the state
  Pure Ratios' THC-enhanced product line re-introduced into the California market in partnership with Caliva
  The Company continued to progress on its key infrastructure projects, including its manufacturing facility in Commerce, California, the optimization of its vertically integrated facility in Georgetown, Massachusetts, and the adult-use preparations for Mission retail in Massachusetts, Illinois, and Michigan
  4Front expanded its executive team with the hiring of Brad Kotansky as Chief Financial Officer and Alicia Mandel as Chief Human Performance Officer. In addition, it strengthened its finance team with the addition of Nicolle Dorsey as EVP of Finance.

Key Projects and Financial Guidance
"After a review of our existing license portfolio, capital spending plans and, importantly, the respective anticipated returns on invested capital, we have optimized our near-term plans to focus on driving revenue and profitability in 2020 without sacrificing the most attractive additional opportunities that support our long-term vision," said CFO Brad Kotansky. "We're fortunate to have an agile platform that didn't overextend, which allows us to prioritize our spending, leaving only modest capital requirements to demonstrate meaningful growth and performance. We've set achievable expectations and should the access to and cost of capital improve, we have numerous opportunities in hand to accelerate our growth beyond our guidance."

Mr. Rosen added: "While we see strong growth opportunities across our portfolio and we remain confident in our access to capital, we are less enthusiastic about the current cost of capital. As meaningful shareholders ourselves, we believe a more measured approach to near-term capital spending is in our shareholders' best interest. Our financial guidance for 2020 and 2021 assumes we raise $30 million of external funding to support the completion of our infrastructure and near-term optimization plans in California, Massachusetts, and Illinois, and ongoing working capital. This should allow us, with some cushion, to achieve positive cash flow in the second half of 2020. We have a strong, supportive and aligned core stakeholder base, which gives us a high degree of confidence in our ability to support our capital needs and I look forward to providing updates on our progress over the coming months."

4Front is providing the following guidance for 2020 and 2021:

	2020	2021
Systemwide Pro Forma Revenue	$140-180M	$250-300M
IFRS Revenue	$100-140M	$200-250M
Adjusted EBITDA	$10-15M	$45-50M

  Adjusted EBITDA is anticipated to inflect positive in the second half of 2020 due to an increase in sales volumes, primarily in Massachusetts and California.

The Company believes the foregoing guidance is reasonable given the current developments in the Company's businesses and accelerating growth in cannabis markets in which the Company operates. However, the foregoing guidance is subject to the following assumptions and risks:

  The Company's ability to raise up to $30 million in capital;
  The timing of completion of the Company's infrastructure projects, including those ongoing at Georgetown, Massachusetts and Commerce, California, within budgeted cost;
  Certain pricing assumptions for cannabis products in California, Massachusetts, and other markets in which the Company operates;
  The Company's ability to continue to develop wholesale sales relationships in markets in which it is introducing products, such as California and Massachusetts;
  The Company's subsidiaries, or entities with which the Company has managed services agreements or effectively similar arrangements, ability to attain and retain recreational cannabis licensing.*

(*Please see the Cautionary Note Regarding Forward Looking Statements below for more information regarding risks to the Company's business.)

Additional Details
As of close of business today, 4Front would have a basic total of 530,852,417 shares outstanding, when calculated as if all share classes were converted to Subordinate Voting Shares, and a fully diluted total of 536,475,4371 shares when calculated on the same basis. The total outstanding share count does not include shares to be issued pursuant to the Non-Brokered Private Placement described below. For further details regarding 4Front's share structure, please see the its profile at www.thecse.com.

Conference Call
The Company will host a conference call with CEO Josh Rosen, CFO Brad Kotansky, and President Kris Krane on Monday, December 2, at 9 a.m. EST. Join by dialing 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries.

[1]	Using the treasury stock method as of November 29, 2019.

The call will be available for replay if you're unable to join. To access the replay, which will be available until December 9, dial 1-844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and using this replay pin number: 13696657.

Non-Brokered Private Placement
The Company further announces the completion of a non-brokered private placement (the "Private Placement") of Subordinate Voting Shares of the Company to two principals of Bayfront Capital Holdings Limited and AHS Inc. (collectively "Bayfront") as settlement for previously outstanding service fees owed to Bayfront related to services provided in 2018. The Company will issue under the Private Placement 517,728 Subordinate Voting Shares to each of the two principals at a price of CAD 0.59 per share, representing in aggregate under 0.2% of total shares outstanding of the Company.

Financial Statements
The condensed consolidated interim financial statements for the nine months ended September 30, 2019, have been prepared in accordance with IAS 34 – Interim Financial Reporting. These statements have not been reviewed by an auditor.

4FRONT VENTURES CORP.
Condensed Interim Consolidated Statements of Financial Position
For the Periods Ended September 30, 2019 and December 31, 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	September 30,	December 31,
	2019	2018
ASSETS
Current Assets:
Cash	$5,993,571	$1,262,733
Restricted Cash	6,400,286	-
Accounts Receivable	1,527,911	-
Other Receivables	316,101	3,920,000
Inventory	8,745,482	4,028,506
Biological Assets	405,779	755,309
Prepaid Expenses	463,260	266,094
Deposits	6,539,523	-
Notes Receivable and Accrued Interest	1,581,799	-
Notes Receivable and Accrued Interest from Related Parties	290,293	490,000
Total Current Assets	32,264,005	10,722,642

Property and Equipment, Net	63,119,889	13,580,803
Notes Receivable and Accrued Interest	-	-
Notes Receivable and Accrued Interest from Related Parties	5,041,344	12,121,951
Intangible Assets, Net	218,342,352	27,959,021
Right-Of-Use Assets	20,783,253	-
Investments	750,000	-
Deposits	2,856,540	631,610
TOTAL ASSETS	$343,157,383	$65,016,027

LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable	$3,930,534	$1,283,279
Accrued Expenses and Other Current Liabilities	1,307,613	667,409
Taxes Payable	625,493	647,846
Deferred Rent	-	909
Lease Liability	3,098,976	41,940
Notes Payable and Accrued Interest	7,204,344	9,198,014
Derivative Liability	127,016	-
Total Current Liabilities	16,293,976	11,839,397

Notes Payable and Accrued Interest	34,843,363	-
Notes Payable and Accrued Interest to Related Party	33,490,560
Deferred Tax Liability	1,227,616	232,321
Deferred Rent	-	228,638
Lease Liability	18,175,032	45,598

TOTAL LIABILITIES	104,030,547	12,345,954

MEMBERS' EQUITY (DEFICIT)
Controlling Interest Members' Equity	239,189,797	53,317,388
Non-Controlling Interest Members' Equity	(62,961)	(647,315)
TOTAL MEMBERS' EQUITY (DEFICIT)	239,126,836	52,670,073
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$343,157,383	$65,016,027

4FRONT VENTURES CORP.
Condensed Interim Consolidated Statements of Operations
For the Three and Nine Months Ended September 30, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
REVENUE
Dispensary Sales	$4,484,121	$575,144	$11,888,180	$776,485
Non-dispensary Product Sales	613,142	-	669,088	-
Equipment and Supplies Sales	576,054	-	576,054	-
Management Fee Revenue	168,224	-	526,080	-
Rental Income	1,676,080	-	1,676,080	-
Consulting Revenue	-	21,375	59,602	194,714
Total Gross Revenue	7,517,621	596,519	15,395,084	971,199

Cost of Goods Sold - Sale of Grown and Manufactured Products	(1,307,958)	(298,900)	(3,657,408)	(855,435)
Cost of Goods Sold - Sale of Purchased Products	(2,466,129)	(326,284)	(4,904,805)	(479,260)
Gain (Loss) on Changes in Fair Value of Biological Assets	(231,015)	-	152,211	-
Gross Profit (Loss)	3,512,519	(28,665)	6,985,082	(363,496)

OPERATING EXPENSES

Selling, General and Administrative Expenses	11,049,386	3,245,210	25,929,184	7,563,859

Loss from Operations	(7,536,867)	(3,273,875)	(18,944,102)	(7,927,355)

Other Income (Expense)
Interest Income	15,319	275,408	876,741	475,864
Change in fair value of derivative liability	3,035,442	-	3,035,442	-
Other Income	-	-	2,500,000	-
Interest Expense	(2,578,464)	(112,932)	(3,851,242)	(1,120,420)
Foreign Exchange Gain	56,501	-	56,501	-
Other Expense	-	(56,092)	-	(88,592)
Total Other Income (Expense)	528,798	106,384	2,617,442	(733,148)

Net Loss Before Income Taxes	(7,008,069)	(3,167,491)	(16,326,660)	(8,660,503)

Income Tax Expense	138,173	-	(851,342)	-

Net Loss After Income Tax Expense	(6,869,896)	(3,167,491)	(17,178,002)	(8,660,503)

Net Loss Attributable To Non-Controlling Interest	(5,476)	(522,977)	(115,778)	(827,300)

Net Loss Attributable to 4Front Ventures Corp.	$(6,864,420)	$(2,644,514)	$(17,062,224)	$(7,833,203)

The Company's Management Discussion and Analysis and Interim Financial Statements for the period, and the accompanying notes, are available under the Company's profile on SEDAR at www.sedar.com and on its website at https://4frontventures.com/investors.

Note Regarding Non-IFRS Measures, Reconciliation, and Discussion
In this press release, 4Front refers to certain non-IFRS financial measures such as Systemwide Pro Forma Revenue and Adjusted EBITDA. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. 4Front defines Systemwide Pro Forma Revenue as total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue), but does not consolidate the financial results of per IFRS 10 – Consolidated Financial Statements. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business. Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to acquisition and financing related costs. 4Front considers these measures to be an important indicator of the financial strength and performance of our business. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

Systemwide Pro Forma Revenue	Q3 2019

Reported Revenue (IFRS)	$7,517,621
Managed Revenue Adjustments (non-IFRS)	9,384,408
Systemwide Pro Forma Revenue (non-IFRS)	$16,902,029

Adjusted EBITDA	Q3 2019
Net loss (IFRS)	$(6,864,420)
Interest expense, net	2,563,145
Income tax expense	(138,173)
Depreciation and amortization	1,423,157
Share-based compensation	371,357
Gain on change in value of derivative liability	(3,035,442)
Non-recurring expenses	1,069,459
Adjusted EBITDA (non-IFRS)	$(4,610,917)

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in this release constitute "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"), which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Company's objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Company is forward-looking information. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information.

By their nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking information will not occur. Such forward-looking information in this release speaks only as of the date of this release. Forward-looking information in this release includes, but is not limited to, statements related to future developments and the business and operations of 4Front Ventures, statements with respect to expected revenue, Systemwide Proforma Revenue, and Adjusted EBITDA, statements with respect to infrastructure projects, statements with respect to raising capital and capital spending, growth opportunities, sales volume increases, changes in federal, state, and local cannabis laws/regulations, and the Company's guidance for 2020 and 2021.

While the Company currently believes the guidance for 2020 and 2021 to be reasonable, it is subject to a number of assumptions and risks, including but not limited to the following:

  The Company's ability to raise up to $30M in capital;
  The timing of completion of the Company's infrastructure projects, including those ongoing at Georgetown, MA and Commerce, CA, within budgeted cost;
  Certain pricing assumptions for cannabis products in California, Massachusetts, and other markets in which the Company operates;
  The Company's ability to continue to develop wholesale sales relationships in markets in which it is introducing products, such as California and Massachusetts;
  The Company's subsidiaries, or entities with which the Company has managed services agreements or effectively similar arrangements, ability to attain and retain recreational cannabis licensing.
  The Company's accurate estimation of its current and future tax liability, taking into account limitations posed by Internal Revenue Code Section 280E, which significantly limits deductions which may be taken by cannabis businesses.

The Company is not providing guidance on net income or earnings before income taxes because such IFRS measures will be subject to potentially wide fluctuations outside of the Company's control and ability to accurately forecast, particularly with respect to the Company's derivative liabilities, which are largely a function of the price of its publicly-traded subordinate voting shares.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: there can be no assurance that capital will be raised on desirable terms or at all, the Company may not meet its projections based on the risk factors set out above, capital projects may not be completed on the planned schedule or at all, capital projects being completed within budget, dependence on obtaining and/or retaining regulatory approvals, a potential change in laws could significantly impact the Company's ability to do business, the Company's limited operating history, market growth and state adoption may be hindered due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry, significant market disruption as jurisdictions in which the Company operates implement "track and trace" systems which track product from seed to sale in regulated markets, the Company's failure to correctly estimate or pay its federal income taxes, change in the U.S. Internal Revenue Service regulations or guidance regarding Section 280E and cannabis-related businesses which could materially change the Company's current or expected tax burden, and other regulatory or political change.

For more information regarding the risks to the Company's business, please see the Q3 2019 financial statements and management discussion and analysis, available on www.sedar.com, and the Company's Listing Statement available at www.thecse.com.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 20:50e 29-NOV-19